Securities and Exchange Commission

July 25, 2019

Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number

(212) 818-8881		(212) 818-8638 email address jgallant@graubard.com

July 25, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NW

Washington, DC 20549

Re:	Pivotal Acquisition Corp.

Registration Statement on Form S-4

Filed June 21, 2019

File No.: 333-232238

Ladies and Gentlemen:

On behalf of Pivotal Acquisition Corp. (“Pivotal”), we respond as follows to the Staff’s comment letter, dated July 18, 2019, relating to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Pivotal’s response to each comment immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

July 25, 2019

Form S-4 filed June 21, 2019

Questions and Answers About the Proposals

General, page 3

1.

Please add a Q&A that describes the effect the merger will have on the publicly listed SPAC securities after the close of the merger, including the removal of the units from the NYSE. Please clarify whether investors must separate their units and/or whether their Class A common stock certificates or public warrants will change or be exchanged.

We have revised the disclosure on page 4 of Amendment No. 1 as requested.

2.	Please clarify if unit-holders who choose to convert their shares of Class A common stock will retain their public warrants.

We have revised the disclosure on page 6 of Amendment No. 1 as requested.

Q.	Did the Pivotal board of directors obtain a third-party valuation or fairness opinion in determining whether …, page 4

3.

In the Form S-1 for your initial public offering, you disclosed that a fairness opinion was not required unless the target business opportunity involved an affiliate of your management. On pages 58-59 of this filing, you disclose that Evan Morgan, your former director, is a special partner at Revolution Growth, a principal stockholder of LD Topco, and he resigned as a director of Pivotal to avoid potential conflicts of interests. Please clarify the circumstances that led you to hire Northland to provide a fairness opinion for your acquisition of LD Topco and whether it was necessitated due to Mr. Morgan’s affiliation with Revolution Growth and LD Topco. Since Mr. Morgan will be a Class B director of Pivotal after the initial business combination, please also consider highlighting his affiliation with both parties to the merger.

We have revised the disclosure on page 4 of Amendment No. 1 as requested.

Q.	What happens if a substantial number of public stockholders vote in favor of the business combination proposal and exercise …, page 6

4.

Please provide an approximation of the percentage of public common stock shares that must not be converted in order to maintain a $175 million balance in the trust account, with and without the additional $50 million in proceeds pursuant to the forward purchase agreement. Please clarify the differences between the condition for the $175 million balance to be maintained in the trust in accordance with the merger agreement and the $5,000,001 of net tangible assets as required by Pivotal’s amended and restated certificate of incorporation. For example, clarify whether LD Topco can waive either requirement.

We have revised the disclosure on page 6 of Amendment No. 1 as requested.

Securities and Exchange Commission

July 25, 2019

Q.	How do the Founder and the officers and directors of Pivotal intend to vote on the proposals? page 6

5.	Please disclose the percentage of non-affiliated public SPAC shares that are necessary to approve of the business combination and charter amendment proposals.

We have revised the disclosure on page 7 of Amendment No. 1 as requested.

Risk Factors, page 25

6.

Please clarify that if there is a large number of conversions of the public SPAC shares, there may be a low volume of shares available for trading upon the close the merger. Also, since LD Topco is a private company whose value is uncertain, please disclose there may be a high level of volatility in Pivotal’s share price after the merger has closed.

We have revised the disclosure on page 43 of Amendment No. 1 as requested.

7.

LD Topco has a significant amount of debt maturing in 2022 and 2023. Although a portion of this debt may be paid down with trust proceeds, please address your indebtedness and its impact on your future results of operations and liquidity and capital resources.

We have revised the disclosure on page 40 of Amendment No. 1 as requested.

Background of the Merger, page 58

8.

Please provide more substantive disclosure regarding the meetings between Pivotal, LD Topco, and their respective representatives and advisors. In particular, provide details as to terms that were negotiated, including specific quantitative amounts such as the valuation of LD Topco, the amount of Pivotal shares to be offered and other material terms such as board nomination rights and the composition of the initial post-merger board.

We have revised the disclosure on pages 60 and 62 of Amendment No. 1 as requested.

Securities and Exchange Commission

July 25, 2019

The Business Combination Proposal

Certain Forecasted Financial Information for the Company, page 62

9.

The forecasted financial information includes positive growth trends for revenue, adjusted EBITDA, and gross profit based on certain assumptions. Please clarify the material assumptions that LD Topco management used to determine its financial projections for the next three years and that were highlighted to Northland for its fairness opinion.

We have revised the disclosure on page 64 of Amendment No. 1 as requested.

Unaudited Pro Forma Condensed Combined Financial Statements, page 84

10.

Please tell us whether the forward purchase agreement disclosed on page F-21 is considered a binding commitment. If so, disclose the specific terms and reflect the impact of this purchase in your pro formas to the extent that such commitment is directly attributable to the Merger. If the forward purchase is not a binding commitment, the terms are not known, or it is not a condition to the Merger Agreement, please revise the footnotes to your pro forma financial statements to include a discussion of this agreement and the possible impact to your pro forma financial information if the forward purchase were to occur. Refer to Article 11-02(b)(8) of Regulation S-X.

There is currently no binding commitment or agreement to purchase any securities under the forward purchase contract and the amount, type and number of securities to be purchased pursuant to such agreement, if any, will not be known until a later date. As a result, the unaudited pro forma combined financial information does not take into account any impact resulting from the forward purchase contract as the effect of any purchases thereunder, if at all, cannot be determined at this time. We have revised the disclosure on page 87 of Amendment No. 1 to clarify the foregoing.

Pro Forma Combined Balance Sheet, page 87

11.

The legal opinion in Annex D includes the assumption of $223,000,000 in net indebtedness (calculated as $359,000,000 existing net indebtedness less the repayment of $136,000,000 of indebtedness), which you appear to reflect in pro forma adjustment (b). Please tell us whether the terms of the Merger Agreement require the repayment of a portion of the Company’s debt and if so, revise your disclosures throughout to clarify as such. If not, tell us how you determined that this adjustment meets the directly attributable criteria of Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

July 25, 2019

The repayment of the Company’s indebtedness is not required under the terms of the Merger Agreement. Rule 11-02(b)(6) requires that adjustments “give effect to events that are directly attributable to the transaction…” Although repayment is not required pursuant to the terms of the Merger Agreement, the repayment of $136,000,000 of indebtedness is directly attributable to the Business Combination as one of the use of proceeds for the funds in the trust account. We have revised the disclosure on pages 89, 91 and 93 of Amendment No. 1 to reflect that the repayment of indebtedness is directly attributable to the Business Combination.

Pro Forma Combined Statement of Operations for the Three Months Ended March 31, 2019, page 89

12.	Please disclose the assumptions used to determine the amount of income tax adjustment reflected here, and on page 93. Refer to Article 11-02(b)(6) of Regulation S-X.

We have revised the disclosure on page 91 of Amendment No. 1 as requested.

13.

Please tell us what comprises the public company costs in note (e) and how you determined that such adjustment recorded here and on page 93 meets the factually supportable criteria of Article 11-02(b)(6) of Regulation S-X.

The Company has determined that the public company costs in note (e) do not meet the factually supportable criteria of Article 11-02(b)(6) of Regulation S-X and has removed the adjustment from the pro forma financial statements. Further, the Company has disclosed in the footnotes to the pro forma financial statements on pages 91 and 93 of Amendment No. 1 that the Company may incur additional expenses as a public company that are not reflected as an adjustment.

Pro Forma Combined Balance Sheet as of December 31, 2018, page 91

14.

Please remove this balance sheet from your disclosures as only the most recent balance sheet required by Article 3-01 of Regulation S-X should be presented. Refer to Article 11-02(c)(1) of Regulation S-X.

We have removed the pro forma combined balance sheet as of December 31, 2018 and the related pro forma combined balance sheet data as of December 31, 2018 as requested.

Pro Forma Combined Income Statement as of December 31, 2018, page 93

15.

Please tell us how you determined that the elimination of related party consulting fees, which will not continue after the Merger are directly related to the transaction and will have a continuing impact. Refer to Article 11-02(b)(5) of Regulation S-X.

Securities and Exchange Commission

July 25, 2019

The related party consulting fees relate to fees payable pursuant the consulting services agreement (the “Consulting Services Agreement”), dated as of December 22, 2015, by and between LDisc Holdings, LLC, an indirect subsidiary of LD Topco, Inc., and Carlyle Investment Management L.L.C. (“CIM”), an affiliate of The Carlyle Group, LP. The Consulting Services Agreement is terminable in certain instances, including by CIM at any time in its discretion. As disclosed in the Merger Agreement, CIM has agreed to terminate the Consulting Services Agreement in connection with the Merger, and all amounts accrued thereunder will be paid off in connection with such termination. As a result, the Company has concluded that the elimination of related party consulting fees which will not continue after the Merger are directly related to the transaction and will have a continuing impact. We therefore respectfully believe that elimination of the related party consulting fees is appropriate in the pro forma combined income statement for the three months ended March 31, 2019 and the year ended December 31, 2018.

The Director Election Proposal, page 97

16.

Your merger agreement and new stockholders’ agreement with Carlyle and Revolution contractually designate the nominees for this initial post-business combination board. Please clarify this and also clarify the future board nomination rights for Carlyle Group and Revolution, including the specific collective ownership they must maintain to retain their rights at various designation levels.

We have revised the disclosure on pages 1 and 96 of Amendment No. 1 as requested.

Executive Compensation, page 105

17.

Since you will be evaluating your compensation program for your executive officers as you transition from a private operating company to a public operating company, please consider whether the potential for much larger executive compensation in future periods should be disclosed. Please clarify whether the cancellation of LD Topco executive officers’ existing stock options as part of the Merger Agreement without consideration will be a factor in awarding new equity awards to your new executive officers.

We expect that the cancellation of LD Topco executive officers’ existing stock options as part of the Merger Agreement without consideration will be a factor in awarding new equity awards to the combined company’s executive officers following the consummation of the Business Combination. We advise the Staff that a compensation consultant has been retained to advise on compensation-related matters in connection with the transition from a private operating company to a public operating company, including with respect to the structure of the Company’s new 2019 incentive award plan. At this time, the compensation consultant has not yet completed its analysis and provided its recommendations. Upon completion of the compensation consultant’s review and analysis, we will revise the disclosure in the Registration Statement, as appropriate.

Securities and Exchange Commission

July 25, 2019

Business of the Company

Product and Services, page 134

18.	Please revise here to include a discussion of your typical payment and billing terms.

We have revised the disclosure on page 137 of Amendment No. 1 as requested.

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 144

19.

Please enhance your disclosure to highlight information regarding the significant events, trends, and uncertainties you view as most critical to your operations. For example, you discuss a market shift to cloud products. Also, include any key measures used by management in assessing your performance for each period presented. In this regard, you refer to a greater than 95% retention rate year-over-year and disclose the number of clients at December 31, 2018. Please provide the actual retention rate for each period presented and include comparable customer information for fiscal 2017 and any interim periods presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

We have revised the disclosure on pages 138, 139, 143 and 144 of Amendment No. 1 as requested. However, we respectfully submit that due to limitations on the data that is available for the acquisition of Kroll Ontrack, a business carved out from Corporate Risk Holdings, LLC, in December 2016, we do not have the data with the level of detail necessary in order to calculate retention rate for the years ended December 31, 2017 or December 31, 2016 or for the interim periods prior to Q1 2019.

Results of Operations, page 147

20.

Please clarify how the improvements made to your internal workflow impacted your revenue. In this regard, while you disclose that you have become more efficient, it is not clear whether this impacted volume, pricing or both. Similarly, revise your disclosure on page 150 to separately quantify increases in revenue due to volume or pricing. Refer to Item 303(a)(3)(iii) of Regulation S-K.

We have revised the disclosure on pages 147 and 150 of Amendment No. 1 to discuss the impact of greater efficiency on volume and to quantify increases in revenue due to volume.

Securities and Exchange Commission

July 25, 2019

Adjusted EBITDA and Leveraged Free Cash Flow Reconciliation, page 149

21.

You disclose that adjusted EBITDA is a non-GAAP operating measure; however your non-GAAP liquidity measures of unlevered free cash flow and levered free cash flow are derived from this measure. Please clarify why you consider adjusted EBITDA to be an operating measure. To the extent this is an operating measure, revise to separately reconcile unlevered free cash flow and levered free cash flow to the most directly comparable GAAP measure, cash used in operating activities. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company considers Adjusted EBITDA to be an operating measure as it is (i) a basis upon which management assesses the Company’s performance and believes that it reflects the underlying trends and indicators of the business and (ii) intended to help investors analyze the Company’s operating performance. Adjusted EBITDA is derived directly from net loss, adjusted for certain non-cash items and other operating items that we believe are not reflective of the Company’s ongoing business. Adjusted EBITDA does not reflect the Company’s cash expenditures, or future requirements for capital expenditures. Further, Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs, interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s indebtedness, any cash income taxes that the Company may be required to pay, all non-cash income or expense items that are reflected in the Company’s statements of cash flows and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized are likely to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such replacements. As such, the Company’s presentation of Adjusted EBITDA has limited value as a liquidity measure and the Company does not present it to investors, analysts, or credit rating agencies as a liquidity measure.

We have revised the disclosure on pages 149, 152 and 155 of Amendment No. 1 to include the requested reconciliations.

22.

You state that in 2018 you incurred approximately $15.2 million in various costs to increase the quality of your sales force. Tell us whether any of the “strategic initiative” adjustments in adjusted EBITDA relate to the increase in your sale force. If so, tell us why these would not be considered normal cash operating expenses necessary to operate your business. In this regard, you indicate that the addition of salespeople was the main contributor to the increase in legal technology revenue for fiscal 2018 and the first quarter of fiscal 2019. Refer to Question 100.01 of the non-GAAP Compliance and Disclosure Interpretations.

Securities and Exchange Commission

July 25, 2019

In 2017, the Company pursued a one-time strategic initiative to acquire a group of six high performing sales people. Collectively, these sales people, had produced in excess of $200 million in their last full year of employment with their prior employers and because of their historic levels of performance, the costs associated with hiring them were unique in LD Topco’s experience and not something, the Company expects to undertake on a go-forward basis. As a result, the Company treated elements of the costs of hiring these individuals as it would transaction costs in a mergers and acquisitions-type transaction and accordingly made an adjustment to EBITDA to reflect the one-time nature of the various elements of the deal.

The total cash outlay related to the hiring of these six sales people was $24.1 million from 2017-2019, of which $15.2 million was incurred in 2018. The $24.1 million is comprised of $16.3 million paid to the sales people, $1.0 million incurred for recruiting fees and $6.8 million incurred for legal fees (one of the former employers sued the Company directly and the Company indemnified the sales people in the separate arbitration proceedings against the same party).

Prior to and since the completion of this transaction, the Company has not entered into similar transactions and does not plan to enter into similar transactions in the future. The Company views the initiative and associated costs as unique, unusual, not consistent with normal operating expenses and non-recurring, and as such added back as an adjustment to arrive at Adjusted EBITDA.

Liquidity and Capital Resources, page 152

23.

Please disclose whether you anticipate making any additional principal payments under your excess cash flow covenant. If so, discuss the impact these additional payments could have on your operations or liquidity position. Also, revise to clarify how such amounts are determined and disclose the excess cash flow percentage.

We have revised the disclosure on pages 156 and 157 of Amendment No. 1 as requested.

Certain Related Person Transactions, page 164

24.

You describe your Class B common stock as containing an anti-dilution provision that will enable your SPAC sponsor, Pivotal Acquisition Holdings LLC, to retain its 20% ownership of the common share outstanding at the time of the Pivotal IPO, should additional shares of common stock be issued in connection with the initial business combination. Please clarify whether this provision will be implicated upon the conversion of SPAC shares or in connection with the merger agreement with LD Topco.

We have revised the disclosure on page 168 of Amendment No. 1 as requested.

25.

You state that the up to $150 million private placement will occur concurrently with the consummation of the business combination. Please clarify whether the terms will largely be finalized on a pre-effective basis, including the amount, type, and number of securities to be issued.

We have revised the disclosure on page 169 of Amendment No. 1 as requested.

Securities and Exchange Commission

July 25, 2019

Description of Pivotal’s Securities After the Merger, page 168

26.

Please provide a brief description of the material differences between public warrants listed on the NYSE and the private warrants issued to various investors, including your SPAC sponsor, Pivotal Acquisition Holdings LLC.

We have revised the disclosure on page 175 of Amendment No. 1 as requested.

Consolidated Financial Statements—LT Topco Inc. and Subsidiaries, page F-43

27.	Please revise to include consolidated statements of comprehensive loss, changes in stockholders’ equity and cash flows for the year ended December 31, 2016. Refer to Item 17(b)(7) of Form S-4.

We have included the consolidated statements of comprehensive loss, changes in stockholders’ equity and cash flows for the year ended December 31, 2016 on pages F-43 through F-45 of Amendment No. 1. Additionally, we have revised the disclosure on pages 153 through 155 of Amendment No. 1 to reflect results of operations and cash flows for the year ended December 31, 2017 compared with the year ended December 31, 2016.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jonathan J. Ledecky